

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Samantha Xu
Chief Financial Officer
BW LPG Ltd
c/o BW LPG Holding Pte Ltd
10 Pasir Panjang Road
#17-02 Mapletree Business City, Singapore 117438

> **Re: BW LPG Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form 20-FR12(b)**
> **Submitted March 7, 2024**
> **CIK No. 0001649313**

Dear Samantha Xu:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 1, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form 20-FR12(b) submitted March 7, 2024

8.A Consolidated Statements and Other Financial Information
Dividend Policy, page 111

1.   We note your response to prior comment 11, including revisions to your dividend policy risk factor at page 39. Please further revise your dividend policy disclosure to clarify how dividends will be determined. For instance, please explain how Shipping NPAT and net leverage are determined for this purpose, provide examples of extraordinary items that would adjust the payout, and explain how BW Product Services' performance would be considered to determine the payout.

<u>10.B Memorandum and Articles of Association</u>
<u>Exclusive Jurisdiction for Bermuda Companies Act and US Securities Act and Securities</u>
<u>Exchange Act Claims, page 121</u>

2.   We note your disclosure that the Supreme Court of Bermuda shall, to the fullest extent permitted by law, be the exclusive forum for any dispute concerning the Bermuda Companies Act or out of or in connection with the Company's bye-laws, including any question regarding the existence and scope of such bye-laws and/or whether there has been any breach of the Bermuda Companies Act or the bye-laws by an officer or director of the Company. We further note your disclosure that the Company's bye-laws provide that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolving any complaint arising under the Securities Act or the Exchange Act.

Please revise to provide clear risk factor disclosure regarding these provisions. Such risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. The disclosure should also address whether there is any question as to whether a court would enforce the provisions. For instance, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Therefore, your disclosure should state that there is uncertainty as to whether a court would enforce your second provision, and also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Please contact Lily Dang at 202-551-3867 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Irene Barberena-Meissner at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Sebastian R. Sperber